Navistar, Inc. 4201 Winfield Road Warrenville, IL 60555 USA P : 630-753-2895 E: john.waldron@navistar.com	John P. Waldron Vice President and Corporate Controller

September 21, 2009

Mr. Joe Foti

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Navistar International Corporation
Form 10-K for the fiscal year ended October 31, 2008, filed December 30, 2008,
Form 10-K/A for the fiscal year ended October 31, 2008, filed March 31, 2009,
Form 10-Q for the quarterly period ended January 31, 2009, filed March 11, 2009,
Form 10-Q for the quarterly period ended April 30, 2009, filed June 8, 2009, and Definitive Proxy Statement on Schedule 14A, filed January 16, 2009. File No. 001-09618

Dear Mr. Foti:

This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated August 6, 2009 (the “Comment Letter”) related to the Annual Report on Form 10-K for the fiscal year ended October 31, 2008, Form 10-K/A (Amendment No. 1) for the fiscal year ended October 31, 2008, Form 10-Q for the quarterly period ended January 31, 2009, Form 10-Q for the quarterly period ended April 30, 2009, and the Definitive Proxy Statement on Schedule 14A of Navistar International Corporation (“Navistar,” the “Company” or “we”). For your convenience, we have set forth below the text of the comments contained in the Comment Letter followed by our responses.

Form 10-K for the fiscal year ended October 31, 2008

Financial Statements

Note 1. Summary of Significant Accounting Policies

Warranty, pages 83 and 84

United States Securities and Exchange Commission

September 21, 2009

We note your response to our prior comment number 1 in which you explain the disclosures that will be provided in future filings with regards to the change in estimate with respect to your warranty accrual that occurred during the fourth quarter of the fiscal year ended October 31, 2008. In addition to the disclosures that you have provided in your Form 10-Q for the quarter ended April 30, 2009, please expand the disclosures provided in Note 22 of your financial statements to include disclosure regarding the nature and amount of the year end adjustment to your warranty accrual. We believe this disclosure is necessary given the materiality of this year end adjustment to your results of operations for the fourth quarter of 2008. Refer to the guidance outlined in Item 302(a)(3) of Regulation S-K.

Response:

Per our telephonic discussion on August 17, 2009, in future filings we will expand the disclosures provided in our Annual Report on Form 10-K related to selected quarterly financial data to include disclosure regarding the nature and amount of any material adjustment to the year-end warranty accrual.

Form 10-Q for the quarterly period ended January 31, 2009

Note 6. Investments in and advances to non-consolidated affiliates, page 17

2.	We note your response to our prior comment number 4 and the disclosures that have been provided in the notes to your financial statements included in your Quarterly Report on Form 10-Q for the quarter ended April 30, 2009. However, we do not believe that your response or your revised disclosures were fully responsive to our prior comment. As previously requested, please tell us and revise the notes to your financial statements to explain your planned accounting treatment for your increased ownership interests in BDT and BDP as a result of the Ford Settlement once you have determined the appropriate accounting treatment for your increase investments.

Response:

In January 2009, we reached an agreement with Ford Motor Company (“Ford”) to restructure our ongoing business relationship and settle all existing litigation between us and Ford. As a part of the terms of the Ford Settlement agreement (“Settlement Agreement”), both companies agreed to terminate their respective lawsuits and release each other from various claims, including those brought in the lawsuits. The Settlement Agreement was a multiple element arrangement which, among other things, included an agreement, in principle, for Ford to transfer a portion of its equity ownership in Blue Diamond Parts (“BDP”) and Blue Diamond Truck (“BDT”) to us such that after the equity transfer, our equity interest in each entity would equal 75%. The mechanics and method of this portion of the Ford Settlement were not expressly stipulated in the Settlement Agreement and required certain government approvals. On June 9, 2009, pursuant to the

United States Securities and Exchange Commission

September 21, 2009

provisions of the Settlement Agreement, after resolving with Ford the mechanics of the equity transfer and obtaining government approvals, we increased our equity interest in BDP from 49% to 75% as well as increased our equity interest in BDT from 51% to 75%. Our voting interests in both BDP and BDT remain at 50%. The increased equity interests were both effective June 1, 2009. The receipt of additional equity interest from Ford was among the various components of the Settlement Agreement, and no additional consideration was paid to Ford in connection with the increase in equity interest in BDP or BDT.

We evaluated the Settlement Agreement in totality and identified the individual elements and considered the corresponding fair values to determine the appropriate accounting treatment. We determined that the increased equity interests in both BDP and BDT represent distinct components of the agreement that had determinable fair values. We determined the fair value of the increased equity interests in BDP and BDT and recognized this amount as a portion of the value exchanged in connection with the Settlement (our release of litigation and claims against Ford). We expanded our disclosures on this topic in our Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2009.

The following discussion provides a summary of our conclusion regarding accounting treatment for the increased equity interests in BDP and BDT.

Blue Diamond Parts

BDP was formed in August 2001 as a joint venture between Navistar and Ford (collectively, the “Members”), with Ford owning 51% and Navistar owning 49%. BDP manages the sourcing, merchandising, and distribution of various spare parts for vehicles the Members sell in North America. These spare parts are primarily for Navistar diesel engines in Ford trucks, commercial truck parts, and certain parts for F650/750 and Low Cab Forward (“LCF”) trucks produced for Ford by BDT. Substantially all of BDP’s transactions are between BDP and its Members.

The fair value of the increased interest in BDP was determined by management with the assistance of a third-party valuation firm and was based on a discounted cash flow model utilizing BDP’s estimated future cash flows, which were developed by management. To determine the resulting gain to be recognized upon transfer of equity interest, we considered Emerging Issues Task Force 04-1, Accounting for Preexisting Relationships between Parties to a Business Combination (“EITF 04-1”) as it relates to settlement of an executory contract between us and BDP. This contract was our unfavorable supply agreement with BDP through which we supply parts to BDP at cost. The equity interest transfer effectively settled 26% of the contract. The fair value of the increased interest, net of settlement of the executory contract, was $23 million, and we recognized a gain of this amount in Other income, net in our Engine segment in the third quarter.

Our FIN 46R, Consolidation of Variable Interest Entities (“FIN 46R”) analysis resulted in the determination that BDP is a variable interest entity (“VIE”), and with the increase in our equity interest, we determined that we became the primary beneficiary of BDP and accordingly have consolidated BDP effective June 1, 2009. Based on paragraph 21 of FIN 46R, we recorded the initial consolidation based on 100% of the fair values of BDP’s assets, liabilities, and minority

United States Securities and Exchange Commission

September 21, 2009

interest. As a result, we recognized a previously unrecognized intangible asset for customer relationships of $45 million to which we assigned a useful life of nine years.

Blue Diamond Truck

BDT was formed in September 2001 as a joint venture between Navistar and Ford to manufacture and develop certain medium and light commercial trucks for sale to Navistar and Ford.

The fair value of the increased interest in BDT was determined by management with the assistance of a third party valuation firm and was based on a discounted cash flow model utilizing BDT’s estimated future cash flows, which were developed by management. In contrast to BDP, BDT has not generated significant net cash flows in the past and is not expected to generate significant net cash flows in the future. The increased equity interest did not result in the recognition of a gain. In addition, the settlement of executory contracts (product and component supply agreements) did not impact the transaction as the executory contracts pricing approximated fair value.

Our FIN 46R analysis resulted in the determination that BDT is a VIE, and with the increase in our equity interest, we determined that we became the primary beneficiary of BDT and accordingly have consolidated BDT effective June 1, 2009. Based on paragraph 21 of FIN 46R, we recorded the initial consolidation based on 100% of the fair values of BDT’s assets, liabilities, and minority interest. We determined that no value was attributable to intangible assets.

Definitive Proxy Statement on Schedule 14A

Elements of Executive Compensation, page 27

3.	We note that in your response to prior comment 5 you state that you will disclose the targets and provide qualitative and quantitative disclosure for awards granted “to the extent applicable and material.” Please confirm that in future filings you will disclose the targets and provide qualitative and quantitative disclosure for awards granted without this qualification.

Response:

We will comply with the applicable requirements of Item 402(b) of Regulation S-K, including, in future filings, disclosure of targets and qualitative and quantitative disclosure for awards granted pursuant to the Annual Incentive Plan and the 2004 Performance Incentive Plan for named executive officers.

United States Securities and Exchange Commission

September 21, 2009

In responding to the Comment Letter, Navistar acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the Comment Letter and please do not hesitate to contact me at (630) 753-2895 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ John P. Waldron
John P. Waldron Vice President and Controller